EXHIBIT 99.1

Skylight Health Provides Clinical Research Update

Skylight Health Research has been selected to participate in 10 clinical research studies since its launch

TORONTO, April 29, 2022 (GLOBE NEWSWIRE) -- Skylight Health Group Inc. (NASDAQ:SLHG;TSXV:SLHG (“Skylight Health” or the “Company”), a multi-state primary care management group in the United States, today provides an update on the status of the Company’s research program; Skylight Health Research.

  In April 2021, Skylight Health Research announced its partnership with ClinEdge to launch formal clinical research studies into its practices;
  Since inception, Skylight Health Research has been awarded ten (10) clinical studies and has completed two (2) to-date;
  Total revenue earned through clinical studies in 2021, $300,000, has already been surpassed in 2022, and is expected to quadruple by the end of this year;
  The progress since its launch demonstrates incredible momentum and steady growth of its research program which will continue throughout 2022 and beyond.

In 2021, Skylight Health leveraged its growing clinical services division and launched Skylight Health Research, which has since been awarded ten clinical studies through its partnership with ClinEdge, announced on April 7, 2021. Skylight Health Research has since made several other key partnerships with research partners and Contract Research Organizations that will bring a steady supply of study opportunities to Skylight Health practices.

All potential study opportunities are reviewed by the research team to assess feasibility based on existing infrastructure and alignment with the goal of Skylight Health Research, to meaningfully contribute to the advancement of medical science with Skylight’s deep base of experienced providers and engaged patients. The ten studies awarded range in indication and methodology and will each provide important contributions to evidence-based medicine including advancing knowledge of COVID-19, influenza patterns, cancer detection, major depressive disorder, and Lyme disease.

In less than a year, Skylight Health Research practices have enrolled more than 1000 patients across five studies, and two Skylight Health sites were among the top performing sites in a highly competitive study that collected blood samples for the development of a cancer-detecting blood assay. The five additional studies that have been awarded are expected to begin enrollment within Q2 of this year.

“We are proud to have seen our research arm experience such rapid and enduring growth in such a short period of time,” said Prad Sekar, CEO of Skylight Health. “The power of our growing patient base to further contribute to the betterment of US healthcare through research studies is proof that we are just scratching the surface of Skylight’s ability to contribute to the market as a whole.”

The program has gained incredible momentum and demonstrated the reach and efficiency provided by the centrally organized research team, allowing for quick start-up at multiple Skylight-owned practices to bolster Skylight’s research applications in a competitive market. The program has grown from a single practice participating in research at the beginning of 2021 to five practices that will have active research initiatives by the end of Q2 2022, furthering opportunities and access to new patient populations.

About Skylight Health Group

Skylight Health Group (NASDAQ:SLHG;TSXV:SLHG) is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of physical practices providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) model to value-based care (VBC) through tools including proprietary technology, data analytics and infrastructure. In an FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach. This puts a focus on volume of patients per day. In a VBC model, the providers offer care that is aimed at keeping patients healthy and minimize unnecessary health expenditures that are not proven to maintain the patient’s well-being. This places an emphasis on quality over volume. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices.

Forward Looking Statements

This press release may include predictions, estimates or other information that might be considered forward-looking within the meaning of applicable securities laws. While these forward-looking statements represent our current judgments, they are subject to risks and uncertainties that could cause actual results to differ materially. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this release. Please keep in mind that we are not obligating ourselves to revise or publicly release the results of any revision to these forward-looking statements in light of new information or future events. When used herein, words such as "look forward," "believe," "continue," "building," or variations of such words and similar expressions are intended to identify forward-looking statements. Factors that could cause actual results to differ materially from those contemplated in any forward-looking statements made by us herein are often discussed in filings we make with the Canadian and United States securities regulators, including the Securities and Exchange Commission, available at: www.sec.gov, and Canadian Securities Administrators, available at www.sedar.com, and on our website, at skylighthealthgroup.com.

For more information, please visit our website or contact:

Investor Relations:
Jackie Kelly
investors@skylighthealthgroup.com
416-301-2949

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